Exhibit 99.5
Notice of Meetings
An Extraordinary Information Meeting of James Hardie Industries NV (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other mattes that will be considered and voted on at the subsequent Extraordinary General Meeting of the Company in The Netherlands. CUFS (CHESS Units of Foreign Securities) are a form of security used to allow trading on the Australian Stock Exchange in shares of companies that are incorporated outside Australia.
QUESTIONS
CUFS holders will be able to ask questions at the Extraordinary Information Meeting as they would at an Extraordinary General Meeting. We invite holders to use the accompanying form to submit questions in advance of the meeting. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. CUFS holders will also be able to ask questions from the floor during the Information Meeting.
Information is also available on the James Hardie Shareholder Helpline, available between 8.00am and 6.00pm Australian Eastern Daylight Time (AEDT) on Business Days. Call 1800  021 321 within Australia, or +61 2 9638 9889 from outside Australia.
WEBCAST
For the benefit of holders unable to attend, the Extraordinary Information Meeting will be broadcast live over the internet at www.jameshardie.com (select Investor Relations). The webcast will then remain on the Company’s website so it can be replayed later if required.
Although no voting will take place at the Extraordinary Information Meeting in Sydney, CUFS holders will be able to lodge direction (or proxy) forms specifying how their vote is to be recorded at the Extraordinary General Meeting.
MEETING DETAILS
The Extraordinary General Meeting will be held at
Ballroom B, Hilton Amsterdam, Apollolaan 138,
1077 BG Amsterdam, The Netherlands at
11.30 am Central Europe Time (CET) on
Wednesday, 7 February 2007.
The Extraordinary Information Meeting of CUFS holders of James Hardie Industries NV will be held at
The Wesley Conference Centre,
220 Pitt Street, Sydney NSW Australia
at 9.30 am AEDT on
Thursday, 1 February 2007.
James Hardie Industries NV ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam.
The liability of members is limited.

BUSINESS OF EXTRAORDINARY GENERAL MEETING
1.	AMENDED AND RESTATED FINAL FUNDING AGREEMENT
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That:
(a)	the resolution of the Managing Board of the Company to enter into the Amended and Restated Final Funding Agreement (the “Amended FFA”) between the Company, James Hardie 117 Pty Ltd, Asbestos Injuries Compensation Fund Limited (“AICN”), in its capacity as trustee of the Asbestos Injuries Compensation Fund, and the State of New South Wales, and each Related Agreement as defined therein is hereby ratified and approved;

(b)	the execution of:
(i)	the Final Funding Agreement by Mr R Chenu and Ms M Hellicar on behalf of the Company on 1 December 2005;

(ii)	the Amended FFA by Mr R Chenu and Ms M Hellicar on behalf of the Company on 21 November 2006;

(iii)	the Related Agreements (as defined in the Amended FFA), to the extent that the Company is a party to such agreements, on behalf of the Company including, where one or more of those agreements is not currently executed, the future execution of each of those agreements on behalf of the Company;

(iv)	the Final Funding Agreement by Mr R Chenu as attorney for James Hardie 117 Pty Ltd on 1 December 2005, the Amended FFA by Mr B Potts and Mr D Salter on behalf of James Hardie 117 Pty Ltd on 21 November 2006, and where James Hardie 117 Pty Ltd becomes a party to a Related Agreement, the future execution of the Related Agreement on behalf of James Hardie 117 Pty Ltd; and

(v)	any other agreement referred to in, contemplated by, or which is necessary or desirable to give effect to, the Amended FFA or the Related Agreements, on behalf of the Company or any relevant group company;

(together the “Relevant Agreements”) and the performance of the Relevant Agreements by the Company, James Hardie 117 Pty Ltd or any other relevant group companies is hereby ratified and approved; and

(c)	each Managing Director of the Company, from time to time, be appointed to represent the Company in accordance with the Company’s Articles of Association in connection with:

(i)	all matters concerning the Relevant Agreements; and

(ii)	any other agreements (whether or not in relation to the Relevant Agreements), including where such matter concerns the Company, another group company or AICN, and notwithstanding that a Managing Director of the Company is at the same time also a director of any such entity, and the representation of the Company to date by one or more Managing Directors in such a situation is hereby ratified and approved.
Details of where copies of the Amended and Restated Final Funding Agreement and each Related Agreement as defined therein are available for inspection and other information relevant to these items of business is set out in the attached Explanatory Notes and in the Explanatory Memorandum accompanying this Notice of Meetings.
2.	ELECTION OF MEMBERS OF THE SUPERVISORY AND JOINT BOARDS
To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That Mr B P Anderson, being a member of the Supervisory and Joint Boards of the Company, having been appointed by the Supervisory Board to fill a vacancy in accordance with Article 22.3 of the Company’s Articles of Association, and who would otherwise retire immediately following the next Annual General Meeting of the Company, having been nominated for appointment by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-elected as a member of the Supervisory and Joint Boards.

(b)	That Mr D DeFosset, being a member of the Supervisory and Joint Boards of the Company, having been appointed by the Supervisory Board to fill a vacancy in accordance with Article 22.3 of the Company’s Articles of Association, and who would otherwise retire immediately following the next Annual General Meeting of the Company, having been nominated for appointment by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-elected as a member of the Supervisory and Joint Boards.

(c)	That Mr M N Hammes, having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be elected as a member of the Supervisory and Joint Boards.

(d)	That Mr R M J van der Meer, having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be elected as a member of the Supervisory and Joint Boards.
Brief resumes of Messrs Anderson, DeFosset, Hammes and van der Meer are set out in the attached Explanatory Notes.
Explanatory Notes and information on voting at the Extraordinary General Meeting are attached, and an Explanatory Memorandum and Direction Form are enclosed.
By order of the Managing Board and the Supervisory Board

Benjamin P Butterfield
Company Secretary
18 December 2006
2 James Hardie Industries

NOTES ON VOTING
CUFS HOLDERS
CUFS holders who want to vote on the resolutions to be considered at the Extraordinary General Meeting have the following three options available to them:
Option A
 CUFS holders who want to vote on the resolutions to be considered at the Extraordinary General Meeting in Amsterdam, but who do not want to attend that meeting, may instead attend the Extraordinary Information Meeting in Sydney, Australia.
Before, at or following the conclusion of the Extraordinary Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the Company held by it on their behalf. CDN is the legal holder of the shares in the Company for the purposes of the ASTC Settlement Rules and is the issuer of CUFS.
For the purposes of Articles 34.4 and 34.5 of the Company’s Articles of Association, to be eligible to direct CDN to vote the shares underlying their CUFS holding at the Extraordinary General Meeting, CUFS holders must be registered at 5.00 pm (AEDT) on Friday, 2 February 2007.
CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the Extraordinary Information Meeting; or

(ii)	by post to GPO Box 242, Melbourne, VIC 8060, Australia; or

(iii)	by delivery to Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iv)	by email to Amanda.McDonald @computershare.com.au or

(v)	by facsimile to (03) 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.
2.	Complete a Direction Form using the internet
Go to www.computershare.com/au/proxy/jhx (Note: address must be exact; be aware of the .com/au in the address, which is not the more usual .com.au)
To complete the Direction Form using the internet, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries NV Holding Statement or your last dividend statement and your postcode as recorded in the Company’s register.
You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.
Completed Direction Forms must be received by Computershare Investor Services Pty Limited no later than 5:00 pm (AEDT) on Monday, 5 February 2007.
Option B
 CUFS holders who want to attend and vote at the Extraordinary General Meeting in Amsterdam may ask CHESS Depositary Nominees Pty Limited (CDN) to appoint them as proxy to vote the shares underlying their holding of CUFS on behalf of CDN. CDN is the holder of the shares in the Company for the purposes of the ASTC Settlement Rules and the issuer of CUFS.
If you are a CUFS holder and select Option B, do not complete the enclosed Direction Form. Instead, you will need to write and ask for a Proxy Request Form to be sent to you. Complete the Proxy Request Form and return it to Computershare Investor Services Pty Limited using the address, email or fax details given below.
Written requests for a Proxy Request Form, and completed Proxy Request Forms, must be sent to Computershare Investor Services Pty Limited:
(i)	by post at GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to Amanda.McDonald@Computershare.com.au or

(iv)	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.
To attend and vote at the Extraordinary General Meeting in Amsterdam, your completed Proxy Request Forms must be received by Computershare Investor Services Pty Limited no later than 5.00 pm (AEDT) on Monday, 29 January 2007.
James Hardie Industries 3

Option C
 CUFS holders who want to attend and vote at the Extraordinary General Meeting may also do so by converting their CUFS to ordinary shares. Converted shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Extraordinary General Meeting either in person or by proxy. Shareholders who have converted their CUFS to shares will also receive distributions in US dollars. Shares can be converted back into CUFS after the meeting.
Conversions to Company shares must be recorded in a transfer form signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the transfer form is executed, or when it is served upon the Company, or when the Company otherwise acknowledges the transaction.
CUFS must be converted into shares before 5.00 pm (AEDT) on Monday, 29 January 2007. The Company will not acknowledge any requests to transfer shares received between Tuesday, 30 January 2007 (AEDT) and the close of the Extraordinary General Meeting.
To convert your CUFS holding to a shareholding any time before 5.00 pm (AEDT) on Monday, 29 January 2007:
(i)	in the case of issuer-sponsored CUFS: obtain a transfer form from Computershare Investor Services Pty Limited, execute it and return it to Computershare Investor Services Pty Limited:
a.	by post to GPO Box 242, Melbourne, VIC 8060, Australia;

b.	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

c.	by facsimile to (03) 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia; or
(ii) in the case of CUFS sponsored on the CHESS sub-register: direct your CHESS participant to convert your holding.

CUFS holders who select Option C should follow the voting instructions set out below under the heading Shareholders.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia to have one sent to you.
SHAREHOLDERS
For the purposes of Articles 34.4 and 34.5 of the Company’s Articles of Association, Shareholders registered at 5.00 pm (AEDT) on Friday, 2 February 2007 are eligible to attend and vote at the Extraordinary General Meeting.
A Shareholder who is entitled to attend and vote at the Extraordinary General Meeting, and who is unable to attend the meeting, is entitled to appoint one or more proxies. Where more than one proxy is appointed, the Shareholder must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies do not need to be Shareholders of the Company.
To appoint a proxy, complete the Proxy Form provided to Shareholders and return it:
(i)	by post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by facsimile to (03) 9473 2118 inside Australia or +61 3 9473 2118 outside Australia.
Proxy Forms must be received no later than 9.30 pm (AEDT) on Monday, 5 February 2007.
4 James Hardie Industries

EXPLANATORY NOTES:
RESOLUTION 1 — AMENDED AND RESTATED FINAL FUNDING AGREEMENT (AMENDED FFA)
Purpose
Resolution 1 asks Shareholders to do the following:

>	by paragraph (a) — ratify and approve the resolution of the Managing Board of the Company to enter into the Amended FFA between the Company, James Hardie 117 Pty Ltd, AICN, in its capacity as trustee of the Asbestos Injuries Compensation Fund, and the State of New South Wales, and each Related Agreement as defined therein;

>	by paragraph (b) — ratify and approve the execution and performance of the Relevant Agreements (as defined in the Resolution);

>	by paragraph (c) — approve the appointment of each Managing Director of the Company, from time to time, to represent the Company in accordance with the Company’s Articles of Association in connection with all matters concerning (i) the Relevant Agreements and (ii) any other agreements (whether or not in relation to the Related Agreements), including where such matter concerns the Company, another group company or AICN, and notwithstanding that a Managing Director of the Company is at the same time also a director of any such entity, and the representation of the Company to date by one or more Managing Directors in such a situation is hereby ratified and approved.
Reason for requesting approval
 As James Hardie is a company incorporated in The Netherlands, Dutch law is the relevant law for determining whether shareholder approval of the arrangements contemplated by the Amended FFA (the “Proposal”) is required. Shareholder approval of the Proposal is sought for several reasons:

>	it is a condition precedent under the Amended and Restated Final Funding Agreement that Shareholders approve the Proposal;

>	under Dutch legislation, resolutions of the Managing Board regarding a significant change in the identity or nature of the company or its enterprise are subject to Shareholder approval. Even though, strictly speaking, the entry into and implementation of the Amended FFA may not result in a significant change in the identify or nature of the company, the Company believes that seeking the approval of Shareholders is in accordance with the spirit of this legislation;

>	the significance and long-term nature of the Proposal;

>	it is consistent with the expectation of Shareholders;

>	it is consistent with good corporate governance.
Paragraphs (a) and (b) of Resolution 1 involve the approval by Shareholders of the Amended FFA and certain other agreements. Paragraph (c) approves the appointment of each of the Managing Directors of the Company, from time to time, to represent the Company in connection with all matters concerning (i) the Relevant Agreements (as defined in the Resolution), and (ii) any other agreements (whether or not in relation to the Relevant Agreements) including where the matter concerns the Company, another group company or AICN, notwithstanding that a Managing Director of the Company is at the same time also a director of any such entity. The desirability of obtaining this approval arises from a provision in Dutch law which might otherwise regard the mere fact that a Managing Director of a company is also a director of another legal entity with whom the company enters into a transaction, or for whose benefit a transaction occurs, as a conflict of interest. Paragraph (c) of Resolution 1 seeks to address that matter but will not change the authority of Shareholders in the case of a Managing Director having a (direct or indirect) personal conflict of interest with the Company nor relieve the relevant Managing Director from his general duties with respect to the Company.
Further information
 A brief overview of the Proposal will be provided during the Extraordinary Information Meeting and the Extraordinary General Meeting. Detailed information concerning the Proposal, including an Independent Expert’s Report, can be found in the Explanatory Memorandum accompanying this Notice of Meetings.
Copies of the Amended FFA, each Related Agreement or where not yet executed, the latest draft of the relevant Related Agreement, and the most recent actuarial report on liabilities from KPMG Actuaries (as at 30 September 2006) are freely available to Shareholders, CUFS holders and other people entitled to attend the Extraordinary Information Meeting and the Extraordinary General Meeting either:
(a)	at the Extraordinary Information Meeting and Extraordinary General Meeting; or

(b)	at the Company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW, and registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com
Information is also available on the James Hardie Information Helpline, available between 8.00am and 6.00pm AEDT on Business Days. Call 1800 021 321 within Australia, or +61 2 9638 9889 from outside Australia.
James Hardie Industries 5

Recommendation
 The Supervisory Board believes it is in the interests of Shareholders that the Proposal be ratified and approved, that the execution and the performance of the Relevant Agreements be ratified and approved and that the appointment of each Managing Director of the Company, from time to time, to represent the Company in connection with all matters concerning the Relevant Agreements be approved. Accordingly the Supervisory Board recommends that you vote in favour of Resolution 1.
RESOLUTION 2 – ELECTION OF MEMBERS OF THE SUPERVISORY AND JOINT BOARDS
Resolutions 2(a) to (d) ask Shareholders to consider the election of members of the Supervisory and Joint Boards. The Company’s Articles of Association provide that the Supervisory Board can appoint persons to fill vacancies on the Supervisory and Joint Boards, provided that the members so appointed retire no later than at the end of the first Annual General Meeting following their appointment. The Articles of Association further provide that the Supervisory Board can nominate persons for election to the Supervisory and Joint Boards.
On a number of previous occasions, the Chairman has advised Shareholders that, consistent with good corporate governance, she planned to address the issue of Board renewal. This is being done in a planned and structured way, involving a return to at least nine Supervisory Board members but with one or several periods during which the numbers may need to increase beyond that to provide for a smooth transition between Directors. In this context, at the 2005 Annual General Meeting, whilst Messrs Brown and Loudon stood for and were re-elected to the Supervisory and Joint Boards, they indicated their intention to retire from these Boards at an appropriate time during the course of their three year terms. Similarly, at the 2006 Annual General Meeting, whilst Ms Hellicar and Mr Gillfillan stood for, and were re-elected to the Supervisory and Joint Boards, they indicated their intention to retire from these Boards at an appropriate time during the course of their three year terms, following the appointment of additional directors and, in the case of Ms Hellicar, the development of an appropriate successor to her as Chairman of the Supervisory and Joint Boards.
On 15 December 2006, the Supervisory Board announced the appointment of Mr B P Anderson and Mr D DeFosset to the Supervisory and Joint Boards, effective 14 December 2006, and its endorsement of Mr M N Hammes and R M J van der Meer as candidates for the Supervisory and Joint Boards at this Meeting. Messrs Hammes and van der Meer were unable to be appointed by the Supervisory Board due to restrictions under Dutch law on the number of appointments able to be made by the Supervisory Board. Also on 15 December 2006, the Supervisory Board announced that Mr Loudon would retire from the Supervisory and Joint Boards with effect from 31 March 2007.
Resolutions 2(a) and (b) ask Shareholders to consider the re-election of Messrs B P Anderson and D DeFosset to the Supervisory and Joint Boards for a term ending no later than the conclusion of the Annual General Meeting in 2009. Unless Resolution 2(a) and (b) are passed, Messrs Anderson and DeFosset will cease to hold office as members of both the Supervisory Board and the Joint Board at the conclusion of the Company’s Annual General Meeting in 2007. The effect of the re-election of Messrs Anderson and DeFosset will be that they will no longer need to retire and submit themselves for re-election at that meeting, instead being elected for terms ending at the conclusion of the Company’s Annual General Meeting in 2009.
Resolutions 2(c) and (d) ask Shareholders to consider the election of Messrs M N Hammes and R M J van der Meer to the Supervisory and Joint Boards for a term ending no later than the conclusion of the Company’s Annual General Meeting in 2009.
If all of the Resolutions 2(a) to (d) are passed, the size of the Supervisory Board will increase to 10 and the Joint Board to 11.
Profiles of the candidates follow:
Brian Anderson BS, MBA, CPA
 Age 56
Brian Anderson was appointed as an independent Non-Executive Director of the Company on 14 December 2006. He was also appointed a member of the Audit Committee.
Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991) and he is accredited as a Certified Public Accountant (1976).
Directorships of listed companies in past three years: Current – Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.
Other: Director of The Nemours Foundation (since January 2006), resident of the United States.
6 James Hardie Industries

Don DeFosset BS, MBA
 Age 58
Don DeFosset was appointed as an independent Non-Executive Director of the Company on 14 December 2006, to fill a casual vacancy on the Board. He was also appointed a member of the Remuneration Committee.
Experience: Mr DeFosset has broad executive experience in the homebuilding and mortgage, resources, automotive components, transport and logistics and industrial sectors. Previous roles include Chairman, President and CEO of Walter Industries, Inc (2000-2005), COO and Board Member of Dura Automotive Systems, Inc (1999-2000), Corporate Executive Vice President and President of Navistar International Corporation (1996-1999), various senior executive roles with AlliedSignal, Inc (1992-1996); Executive Vice President, Operations of Mack Trucks, Inc (1989-1992) and various senior executive roles with Rockwell International (1971-1989).
Directorships of listed companies in past three years: Director and Member of the Audit Committee of AmSouth Bancorporation N.A (since October 2005); Director and Member of the Compensation Committee of Safelite Glass Corporation; Director, Member of the Compensation Committee and Chair of the Audit Committee of Terex Corporation (since 1999).
Other: resident of the United States.
Michael N Hammes BS, MBA
 Age 64
Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and President of Sunrise Medical, Inc (2000-present), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).
Directorships of listed companies in past three years: Director of Sunrise Medical (since 1998); Director of Navistar International Corporation (since 1996). Mr Hammes is currently Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees.
Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University’s School of Business, resident of the United States.
It is intended to appoint Mr Hammes a member of the Audit Committee.
Rudy M J van der Meer, M.Ch.Eng
 Age 61
Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000-2005), CEO – Chemicals (1993-2000), member of the five member Executive Board (1993-2005), Division President – Akzo Salt & Base Chemicals (1991-1993) and member of the Executive Board – Akzo Salt & Base Chemicals (1989-1991).
Directorships of listed companies in past three years: Current – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Member of the Supervisory Board of Hagemeyer N.V. (since 2006); Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland B.V. (since 2004); Chairman of the Supervisory Board of Norit International B.V. (since 2005); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006).
Other: Previous appointments include Chairman of VNCI (Association of the Dutch Chemical Industry) (1994-2000); Member of the Supervisory Board of Gelderse Papier N.V. (1994-2000); Member of the Board of CEFIC (European Chemical Industry Council) (1998-2002); Member of the Board and Executive Committee of the American Chemistry Council (1996-2002); Member of the Board of the European Council Paint, Printing Ink and Artists’ Colours Industry (2004-2005); Chairman of the Board of Foundation “Toekomstbeeld der Techniek” (1999-2005); Member of the ING Group N.V. Advisory Council (1997-2005). Mr van der Meer is a resident of The Netherlands.
It is intended to appoint Mr van der Meer a member of the Nomination & Governance Committee.
James Hardie Industries 7

Recommendation
 The Supervisory Board, having recently appointed each of Messrs Anderson and DeFosset to the Supervisory and Joint Boards, believes it is in the interests of Shareholders that each candidate be re-elected as a member of the Supervisory and Joint Boards, and recommends (with each of Messrs Anderson and DeFosset abstaining from voting in respect of his own appointment) that you vote in favour of each corresponding resolution.
The Supervisory Board believes it is in the interests of Shareholders that each of Messrs Hammes and van der Meer be elected as a member of the Supervisory and Joint Boards, and recommends that you vote in favour of each corresponding resolutions.
Notice availability
 Additional copies of this Notice can be downloaded from the Investor Relations area of our website at www.jameshardie.com or they can be obtained by contacting the Company’s registrar:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or
GPO Box 242, Melbourne, VIC 8060, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 3 9415 4000
Facsimile: +61 3 9473 2118
Email: jameshardie@computershare.com.au
8 James Hardie Industries